U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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FORM 4                                                     OMB APPROVAL
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                                                   OMB Number:  3235-0287
                                                   Expires:  September 30, 1998
                                                   Estunated average burden
                                                   hours per response....0.5
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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Saludes                       Edward                  A.
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   (Last)                           (First)             (Middle)

     2400 E. Commercial Blvd., St. 221
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                                    (Street)

     Ft. Lauderdale                   FL                 33300
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     HBOA Holdings, Inc. ("HBOA")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     December 2000/January through February 2001
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5.   If Amendment, Date of Original (Month/Year)

     February 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

             Former Chief Executive Officer, President and Director
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                       12-14-00        M (2)            75,000        A    $1.50
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Common Stock                       1-25-01         I (2)            52,000        D       -
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Common Stock                       1-16-01         S                   500        D    $1.63
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Common Stock                       1-17-01         S                 1,000        D    $1.75
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Common Stock                       1-18-01         S                 2,000        D    $1.75
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Common Stock                       1-22-01         S                 2,000        D    $1.66
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Common Stock                       1-22-01         S                 1,000        D    $1.75
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Common Stock                       1-23-01         S                 3,000        D    $1.75
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Common Stock                       1-23-01         P(3)                500        A(3) $1.82
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Common Stock                       1-24-01         S                 1,000        D    $1.75
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Common Stock                       1-24-01         S                 1,000        D    $1.82
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Common Stock                       1-24-01         S                 1,000        D    $1.63
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Common Stock                       1-25-01         S                 2,000        D    $1.63
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Common Stock                       1-26-01         S                 3,000        D    $1.56
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Common Stock                       2-02-01         S                 1,000        D    $1.63
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Common Stock                       2-02-01         S                   500        D    $1.56
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Common Stock                       2-02-01         S                   500        D    $1.69
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Common Stock                       2-15-01         S                   500        D    $1.38
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Common Stock                       2-15-01         S                   500        D    $1.25
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Common Stock                       2-16-01         S                 2,500        D    $1.22
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Common Stock                       2-21-01         I(4)             50,000        D
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                                                                                                   0
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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Employee Stock
Option            $1.50     12-14-00  M         75,000                      Common Stock   75,000
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Employee Stock
Option            $1.50      1-25-01  I                52,000               Common Stock   52,500
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Employee Stock
Option            $1.50      2-21-00  I   V           875,000               Common Stock  875,000
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                                                                                                            0
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
Explanation of Responses:

(1) On November 14, 2000, HBOA Holdings, Inc. became the successor of Mizar Energy Company pursuant to a merger. The merger had the effect of changing HBOA's domicile and name, but did not change the proportionate interests of each shareholder.

(2) On December 14, 2000, Mr. Saludes exercised an option to acquire 75,000 shares of HBOA's common stock at an exercise price of $1.50 per share. On January 25, 2001, Mr. Saludes decided to rescind his exercise of 52,000 options and returned 52,000 shares acquired upon exercise of those options to HBOA. In total, Mr. Saludes acquired 23,000 shares upon exercise of his option. The exercise of the options and the return of the shares acquired upon exercise of the options were transactions that were approved by the entire Board of Directors of HBOA, so these transactions are exempt from Section 16 by virtue of Rule 16b-3.

(3) Mr. Saludes made an unintentional purchase and sale with a six month period. Mr. Saludes matched his highest sales price and lowest purchase price during the six month period and has returned all profits to HBOA.

(4) As part of his resignation, Mr. Saludes agreed to return 50,000 signing bonus shares to HBOA. This transaction was approved by the entire Board of Directors, so the transaction was exempt from Section 16 by virtue of Rule 16b-3.

 /s/ Edward A. Saludes                                          2/22/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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